U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

                                                                SEC  FILING  NO.
                                                                     0-27351

                                                                  CUSIP NUMBER
                                                                   025334 10 3


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

          For  Period  Ended:  December  31,  2003

          [  ]  Transition  Report  on  Form  10-K
          [  ]  Transition  Report  on  Form  20-F
          [  ]  Transition  Report  on  Form  11-K
          [  ]  Transition  Report  on  Form  10-Q
          [  ]  Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART  I  --  REGISTRANT  INFORMATION

American Dairy, Inc.
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Full  name  of  Registrant

N/A
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Former  name  if  applicable

1st Qingxiang Street, Kedong County
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Address  of  Principal  Executive  Office  (Street  and  Number)

Heilongjiang Province 164800, The People's Republic of China
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City,  State  and  Zip  Code


Part  II  -  Rules  12b-25(b)  and  (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part  III  -  Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant for its fiscal year ended December 31, 2003, before the required filing date for its Form 10-KSB.

Part  IV  -  Other  Information


(1) Name and telephone number of person to contact in regard to this notification:

               Leng  You-Bin         011-0452-4312688 (China)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes   [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION:

     A material increase in sales and net income is anticipated, subject to possible final adjustments.


                                        American  Dairy,  Inc.


Date:  March 30, 2004                   By:/s/Leng You-Bin
                                           -------------------------------------
                                           Leng  You-Bin,  President




                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).













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